October 14, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Venus Acquisition Corporation

Application for Registration Withdrawal on Form RW

for Registration Statement on Form S-4 (Registration No. 333-257518)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, on behalf of the Venus Acquisition Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-257518), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 29, 2021, and amended on September 3, 2021, October 6, 2021, December 23, 2021, January 7, 2022, February 11, 2022, May 12, 2022, June 16, 2002 and July 1, 2022.

Because the proposed offering of the ordinary shares that would have otherwise been registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company requests withdrawal of the Registration Statement because the Registration Statement was never declared effective by the Commission. The Company further confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof. Please forward a copy of any correspondence relating to this withdrawal to the undersigned outside legal counsel on behalf of the Company via (i) mail to Steven L. Glauberman, Esq., Becker & Poliakoff LLP, 45 Broadway, 17th Floor, New York, NY 10006 with copies to Bill Huo, Esq. or (ii) facsimile at (212) 557-0295, or (iii) email at sglauberman@beckerlawyers.com and bhuo@beckerlawyers.com.

If you require additional information, please do not hesitate to contact Steven L. Glauberman at (917) 693-5036, or Bill Huo, Esq. at (212) 599-3322.

Very truly yours, VENUS ACQUISITION CORPORATION

/s/ Yanming Liu
Yanming Liu Chief Executive Officer

cc:	Jan Woo
Mitchell Austin
Stephen Krikorian
Amanda Kim
Securities and Exchange Commission

Yang Ge
James Chang DLA Piper UK LLP